

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2013

<u>Via E-Mail</u>
Mr. Manuel G. Estrada
Chief Financial Officer
International Shipholding Corporation
11 North Water Street, Suite 18290
Mobile, Alabama 36602

> **Re:** **International Shipholding Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 11, 2013**
> **Form 10-Q for the Quarter Ended June 30, 2013**
> **Filed August 6, 2013**
> **File No. 001-10852**

Dear Mr. Estrada:

We have reviewed your response letter dated November 5, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated), and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Critical Accounting Policies, page 18
Impairment of Long-Lived Assets, page 19

1. We note from your response to our prior comment 1 that you intend to revise this section in future filings to provide additional disclosures regarding the assumptions you use for your charter hire rates. However, it is not clear if you intend to include disclosure of a sensitivity analysis explaining how your impairment analysis for your vessels would be

impacted in the event that you utilized the most recent five year, three year or one year historical average rates for purposes of estimating cash flows for unfixed days. We continue to believe that a disclosure of a sensitivity analysis explaining how your impairment analysis for your vessels would be impacted in the event that you utilized the most recent five year, three year or one year historical average rates for purposes of estimating cash flows for unfixed days, would be useful to investors to better understand how the Company's future results of operations may be impacted in the event that daily time charter equivalent rates do not improve from their current levels in future periods. Please consider revising accordingly.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief